

Mailstop 3233

June 20, 2016

<u>Via E-Mail</u>
Stephen W. Theriot
Chief Financial Officer
Vornado Realty Trust and Vornado Realty L.P.
888 Seventh Avenue
New York, NY 10019

> **Re: Vornado Realty Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 1-11954**
>
> **Vornado Realty L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 1-34482**

Dear Mr. Theriot:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kristi Marrone

                    Kristi Marrone
                    Staff Accountant
                    Office of Real Estate and
                      Commodities